Exhibit G

FORDING CANADIAN COAL TRUST
FORDING (GP) ULC

JOINT CODE OF BUSINESS CONDUCT

This Code of Business Conduct (the “Code”) has been adopted by the Trustees of the Fording Canadian Coal Trust and the Board of Directors of Fording (GP) ULC. It applies to every trustee, director, officer and employee of the Fording Group (defined below).

Every employee, officer, director or trustee, as applicable, of the Fording Group occupies a position of trust. In varying measure, such individuals, as well as certain contractors, represent the Fording Group in their relations with others – whether with customers, suppliers, employees, competitors, governments, investors or the general public. Whatever the area of activity and whatever the degree of responsibility, such persons are expected to act in a manner that will enhance the Fording Group’s reputation for honesty, integrity and the faithful performance of undertakings and obligations.

Every trustee, director, officer and employee of the Fording Group has the responsibility to obey the law and act ethically. To that end, this Code is a guide that is intended to sensitize such individuals to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that a trustee, director, officer and employee may confront, nor is it a summary of all laws and policies that may apply. Ultimately, no code of business conduct can replace the thoughtful behavior of an ethical person.

The provisions of this Code, as set forth in sections A to Q, are mandatory and full compliance is expected under all circumstances. This Code affirms the commitment of the Fording Group to uphold high ethical standards and specifies the basic norms of behaviour for the Fording Group and all trustees, directors, officers and employees.

Failure to comply with this Code can have severe consequences. Offenders will be appropriately disciplined, which may include discharge from office or termination of employment. Conduct that violates this Code may, in some circumstances, also violate federal, provincial or state law and can subject both the Fording Group and its trustees, directors, officers and employees to prosecution and legal sanctions.

No one other than the Board of Directors of Fording (GP) ULC and the Trustees acting together has authority to make exceptions to this Code. Any questions about this Code may be directed to the Vice President, Human Resources & Legal Affairs (the “Secretary”). Any employee concerned about conduct he or she believes may violate the Code, the policies of the Fording Group or the law, should consult with his or her supervisor or any management person the employee is comfortable with to discuss such issues. As discussed below in Section Q, “Duty to Report”, employees may also communicate complaints or concerns regarding suspected violations or failures to comply with the law or this Code on a confidential or anonymous basis by using Fording Group’s Whistleblower Hotline or web form available via a hyperlink from Fording Group’s website to a confidential website. Both of these services are managed by an independent outside service provider.

SCOPE

In this Code, the “Fording Group” refers collectively to the Trust and all entities in which the Trust has a direct or indirect equity interest of 50% or more other than the Elk Valley Coal Partnership and entities controlled by it. Under the Partnership Agreement for the Elk Valley Coal Partnership, the Managing Partner is required to maintain a code of conduct for the Partnership in a form and substance acceptable to the independent directors of Fording (GP) ULC. The Elk Valley Coal Partnership Code of Conduct is available on the Elk Valley Coal website.

SECTION A

COMPLIANCE WITH THE LAW

The Fording Group and all trustees, directors, officers and employees share a commitment to comply fully with all applicable lawful requirements, both domestic and foreign, applicable to the businesses of the Fording Group.

Whenever there is doubt about the application or interpretation of any legal requirement, the trustee, director, officer or employee should seek the advice of the Secretary or, in the case of an employee, refer the matter to the employee’s supervisor. Many of the Fording Group’s activities are subject to complex and changing laws, in Canada and other countries, affecting both local and foreign trade and commerce. Ignorance of the law is not, in general, a defence should such laws be contravened; moreover, agreements or arrangements need not necessarily be in writing to be contradictory to such laws since it is possible for a contravention to be inferred from the conduct of the parties. Accordingly, every trustee, director, officer and employee must diligently ensure that they are aware of, and that their conduct cannot be interpreted as being in contravention of, laws governing the affairs of the Fording Group in any jurisdiction where the Fording Group carries on business.

SECTION B

GIFTS AND ENTERTAINMENT

Trustees, directors, officers and employees shall not furnish, directly or indirectly, on behalf of the Fording Group expensive gifts or provide excessive entertainment or benefits to other persons.

Those individuals whose duties permit them to do so may furnish modest gifts, favours and entertainment to persons, other than public officials, if all the following tests are met:

•	they are not in cash or other negotiable instruments;

•	they cannot reasonably be interpreted as an improper payment or inducement and are of nominal value;

•	they are made as a matter of general and accepted business practice;

•	they do not contravene any law and in addition are made in accordance with generally accepted local ethical practices; and

•	if subsequently disclosed to the public, their provision would not in any way embarrass the Fording Group or the recipients.

For example, reasonable expenses for the entertainment of customers, prospective employees or business associates are permissible on the part of those individuals whose duties embrace the provision of such entertainment, provided proper accounting is made in accordance with the applicable policies of the Fording Group and such form of business development does not to the knowledge of the individual contravene the policies of the recipient’s employer.

SECTION C

DEALINGS WITH DOMESTIC PUBLIC OFFICIALS

All dealings between trustees, directors, officers and employees and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or the Fording Group.

Even the appearance of impropriety in dealing with public officials, whether domestic or foreign, is improper and unacceptable. Any participation, whether directly or indirectly, in any improper profit sharing arrangement, illegal gratuities, indirect contributions, improper inducements or similar payments is expressly forbidden, notwithstanding that they might further the business interests of the Fording Group. Maintenance of a high standard of integrity is of the utmost importance to the Fording Group.

In situations where employees engage in regular and ongoing contact with public officials, the following standards apply:

•
No employee shall give any gift or make any form of payment, direct or indirect, to any public official, or any recipient whom the employee knows will pass the gift of payments on to a public official, as an inducement to having a law or regulation introduced, enacted, defeated or violated.

•
Since the furnishing of even an inexpensive gift or a modest entertainment or benefit to a public official may be open to the interpretation that it was furnished illegally to secure his or her influence as a public official, no such gift, entertainment or benefit may be furnished by an officer or employee of the Fording Group unless he or she complies with the following conditions:

(i)	an officer of the Fording Group may from time to time and in appropriate circumstances furnish inexpensive gifts or modest entertainment or benefits to a public official; and

(ii)
an employee who is not an officer may furnish inexpensive gifts or modest entertainment or benefits to a public official only if he or she has received authorization to do so from an officer of the Fording Group, and he or she submits an expense account disclosing the expenditure for the approval of the individual from whom authorization was first obtained.

The Fording Group and its representatives will not engage in or undertake lobbying activities or similar endeavours in an attempt to intervene in any legislative process without the prior written advice of external or internal counsel that all registration requirements under the applicable laws have been met and an express authorization from the CEO.

DEALINGS WITH FOREIGN PUBLIC OFFICIALS

The Corruption of Foreign Public Officials Act (Canada) makes it an offence to make or offer a payment, gift or benefit to a foreign government official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. This principle applies to all of Fording Group’s business operations, even where such practices may be considered to be a way of “doing business” or necessary in a particular country. Furthermore, this legislation applies to dealings with foreign public officials in Canada and the official’s own state.

In order to avoid any potential non-compliance with the legislation, it is Fording Group’s policy that no payments or offers to make payments whatsoever, regardless of amount or purpose, including facilitating payments permitted by the legislation, shall be made either directly or through third parties to officials or employees of government agencies or instrumentalities (including government monopolies) without a prior written opinion from the Secretary or his or her designate that the payment does not violate the legislation and an express authorization from the CEO. Moreover, all approved arrangements must be covered by written contracts and documents in accordance with Fording Group’s legal and accounting requirements and business practices.

SECTION D

POLITICAL CONTRIBUTIONS

The use of any funds, goods or services of the Fording Group as contributions to political parties, candidates or campaigns is forbidden, unless made at the expense of the Fording Group and authorized by the Chief Financial Officer and the contribution is in accordance with the approved political donations budget.

Contributions include money or anything having value, such as loans, services, excessive entertainment, trips and the use of facilities or assets of the Fording Group. Further, no trustee, director, officer or employee is to be reimbursed for any contributions that he or she might make. The Fording Group encourages political activity and political involvement by individuals acting on their own behalf but not as representatives of the Fording Group.

The Fording Group has developed a Political Donations Policy that is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION E

PERSONAL GAIN

Trustees, directors, officers and employees shall not use their position with the Fording Group to obtain personal gain from those doing or seeking to do business with the Fording Group.

Except as hereinafter provided, such individuals should neither seek nor accept gifts, payments, services, fees, special privileges, vacations or accommodations or loans from any person (except, in the case of loans, from persons in the business of lending and then only on conventional terms) or from any organization or group that does, or is seeking to do business with the Fording Group, or from a competitor of the Fording Group.

Trustees, directors, officers and employees may accept modest gifts, favours or entertainment provided that in so doing, standards consistent with the tests relating to the furnishing of gifts as set forth in Section B are met.

Invitations received from service providers to attend entertainment or participate in advisory groups or meetings which involve transportation or accommodation costs paid by the service provider shall not be accepted without the prior approval of the individual’s supervisor and in compliance with the following conditions:

(i)	there is a benefit to the Fording Group for the individual to participate in the matter in question; and

(ii)
the transportation costs associated with the individual participating in the matter in question (or the accommodation costs, if greater) are paid by the Fording Group and he or she submits an expense account disclosing the expenditure for the approval of the individual from whom authorization was first obtained.

SECTION F

CONFLICT OF INTEREST

Trustees, directors, officers and employees must avoid all situations in which their personal interests conflict or might conflict with their duties to the Fording Group.

Such individuals should seek to avoid acquiring any interests or participating in any activities that would tend to:

•	deprive the Fording Group of the time or attention required to perform their duties properly; or

•	create an obligation or distraction that would affect their judgement or ability to act in the best interest of the Fording Group.

In certain instances, ownership or other participation in a business that competes in the same market or for the same goods, services or skilled employees or in a complementary business or enterprise might create or appear to create such a conflict. Trustees, directors, officers and employees are required to disclose in writing to the Fording Group all business, commercial or financial interests or activities that might reasonably be regarded as creating an actual or potential conflict with their duties. Every officer and employee who is charged with executive, managerial or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Fording Group.

Trustees, directors, officers and employees are prohibited from: (a) taking for themselves personally opportunities that properly belong to the Fording Group or are discovered through the use of Fording Group property, information or position; (b) using Fording Group property, information or position for personal gain; and (c) competing with the Fording Group. All such individuals owe a duty to advance the legitimate interests of the Fording Group when the opportunity to do so arises.

The law provides that if personal financial benefit is improperly gained by a trustee, director, officer or employee directly, or indirectly through a spouse or child or a relative sharing the same residence as the individual, as a result of his or her employment or position or by the use or misuse of property of the Fording Group or of information that is confidential to the business of the Fording Group, then the individual must account to the applicable member(s) of the Fording Group for any benefit received. Trustees, directors, officers and employees must do more than merely act within the law. They must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Not only actual conflicts of interest but also the very appearance of conflict should be avoided.

SECTION G

INSIDE INFORMATION

Trustees, directors, officers and employees shall not use for their own personal gain, or disclose for the use of others, inside information obtained as a result of their employment or position with or interest in the Fording Group.

The Fording Group has developed a Joint Insider Trading Policy that is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION H

DISCLOSURE OF CONFIDENTIAL INFORMATION

Unless previously published in the public domain, records, reports, papers, devices, processes, plans, methods, trade secrets, inventions and apparatus belonging to the Fording Group or belonging to a third party to which any trustee, director, officer or employee of the Fording Group has been permitted access are considered by the Fording Group, or the party who has permitted access thereto, to be secret and confidential, and such individuals are prohibited from revealing, reproducing, processing or using information concerning such matters without proper authorization.

Copyright laws protect many materials you use in the course of your work such as computer software, books, audio and video tapes, trade journals and magazines as well as materials provided by outside consultants, such as presentation, slides and management models. It is illegal to reproduce, distribute or alter copyrighted materials without the permission of the copyright owner or the authorized agent. Directors, officers and employees of the Fording Group must also comply with the copyrights on software installed on their office computers and on network computer storage areas they control. You may not copy, install or otherwise use software in a manner that violates the license agreement for that software.

The Fording Group participates in highly competitive industries where new technology and state-of-the-art advances are required on an ongoing basis. This provides an opportunity for the Fording Group to survive and prosper in these competitive environments and provide jobs and security for their employees. This requires a constant effort to ensure that trade secrets, research and development, and business techniques are protected and secure. It is important that all individuals know and understand the responsibilities that they have to preserve confidentiality so as to allow the Fording Group to continue to operate and protect its business interests. As a result, trustees, directors, officers and employees will not disclose to the public information which might impair the Fording Group’s competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions and are prohibited from discussing or disclosing to the public any secret or confidential information about the Fording Group or in the possession of the Fording Group without authorization. Disclosure of confidential information may be authorized for legitimate purposes such as full and complete reporting to regulatory agencies or the provision of information to customers, employees, investors and the public as may be necessary to allow them to judge adequately the Fording Group and its activities.

Officers and employees shall comply with departmental policies and procedures relating to the retention and the destruction of the documents and records of the Fording Group.

The policy of the Fording Group is to cooperate with every reasonable request of government investigators for information. At the same time, the Fording Group is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation. If a representative of any government or government agency seeks an interview with a trustee, director, officer or employee or requests access to data or documents for the purposes of an investigation, the trustee, director, officer or employee should refer the representative to the Secretary.

The Fording Group has developed a Joint Disclosure Policy to provide for timely, fair and accurate public disclosure of all material information relating to the Fording Group in order to keep holders of Trust securities and the public appropriately informed about the business and affairs of the Fording Group and avoid selective disclosure of material information. The Joint Disclosure Policy is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION I

RECORDING OF TRANSACTIONS AND DISCLOSURE OF FUNDS AND ASSETS

The Fording Group and all trustees, directors, officers and employees must protect the assets of the Fording Group and ensure their efficient use. Such assets include, without limitation, intellectual property such as corporate or business names, logos, trademarks, patents, copyrights, confidential information, ideas, plans and strategies. Theft, carelessness and waste have a direct impact on profitability. All assets of the Fording Group should be used only for legitimate business purposes. Any misuse or infringement of assets of the Fording Group should be reported to the Secretary.

The books and records of the Fording Group must fully and fairly disclose, in an accurate, timely and understandable manner, all transactions and dispositions of the assets of the Fording Group.

Officers and employees must document and record all transactions in accordance with the Fording Group’s internal control procedures and in compliance with all applicable accounting principles, laws, rules and regulations. Under no circumstances should an officer or employee create misleading records or falsify documents.

All funds and assets are to be recorded and disclosed. The use of the funds or assets of the Fording Group for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition.

SECTION J

DISCRIMINATION-FREE WORK ENVIRONMENT

Trustees, directors, officers and employees must adhere to the policies which specifically provide for a work environment free of discrimination and harassment, and in which individuals are accorded equality of employment opportunity based upon merit and ability.

Discriminatory practices based on race, sex, colour, national or ethnic origin, religion, marital status, family, age or disability will not be tolerated. All individuals are entitled to freedom from sexual and all other forms of personal harassment in the workplace.

It is not a discriminatory practice to make a distinction between persons based on bona fide occupational requirements. Since bona fide occupational requirements are narrowly defined, such distinctions should not be undertaken without first obtaining express authorization.

Further, it is the responsibility of all individuals to contribute to a work atmosphere free of harassing, abusive, disrespectful, disorderly, and disruptive or other nonprofessional conduct. The Fording Group has developed a Treatment of Employees Policy that is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION K

PROTECTION OF PERSONAL INFORMATION

The collection, use and disclosure of personal information is governed by the Personal Information Protection Act of British Columbia, the Personal Information Protection Act of Alberta, and, where applicable, the Personal Information Protection and Electronic Documents Act (Canada).

The Fording Group has adopted a Protection of Personal Information Policy to govern the collection, use and disclosure of personal information in a manner that complies with the law and recognizes both the right of individuals to protect their personal information and the need of the Fording Group to collect, use, or disclose personal information for the purposes reasonably required to establish, manage and terminate employment relationships and generally operate its business. The Protection of Personal Information Policy is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION L

HEALTH AND SAFETY

The Fording Group is committed to providing its officers and employees with safe and secure workplaces that meet or exceed the laws and governmental requirements with respect to occupational health and safety in the jurisdiction where the workplace or facility is located. Management and supervisors are responsible for eliminating health and safety hazards from the workplace and training employees to work safely. In turn, all employees are expected to do their part to promote a safe work environment by complying with safe work practices and procedures, complying with all applicable health and safety laws and governmental requirements, reporting unsafe conditions to their supervisors, and taking steps to protect themselves and others from dangerous conditions.

The Fording Group recognizes that the use of alcohol and illegal drugs and the misuse of medications can have serious adverse effects on the safety of its employees and the work environment. The Fording Group has developed an Alcohol, Illegal Drugs and Medications Policy to make employees aware that these behaviours will not be tolerated and to encourage and assist employees with abuse, dependency, or addiction problems to access effective prevention and rehabilitation programs before a work place accident occurs. The Alcohol, Illegal Drugs and Medications Policy is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION M

PROTECTION OF THE ENVIRONMENT

The Fording Group and all trustees, directors, officers and employees shall treat the protection of the environment as an integral factor in all decision-making.

The Fording Group is committed to the protection of the environment. To comply with this commitment, the Fording Group’s policy is to meet or exceed all applicable legal requirements. Officers and employees must report to their superior all circumstances in which toxic substances are spilled or released into the environment. Violations of environmental laws, even if unintentional, can carry severe penalties and could result in prosecution of members of the Fording Group or the individuals involved, or both.

SECTION N

COMPETITION AND TRADE PRACTICE STANDARDS

The Fording Group competes vigorously in its business activities, but its efforts in the marketplace shall be conducted in a fair and ethical manner and in compliance with applicable competition and trade practice laws and regulations.

Under no circumstances shall the Fording Group or any trustee, director, officer, employee or agent thereof, engage or induce another to engage on their behalf, in any activity involving any competitor, vendor, supplier, customer or other party which is in violation of competition laws and regulations designed to foster fair competition.

The use of improper means to obtain any competitor’s information, whether or not that information is confidential, such as posing as an employee of a fictitious company, using other false pretences, bribery or unauthorized access to a computer network is prohibited.

Because competition laws are complex, questions about compliance should be referred to the Secretary.

SECTION O

COMPUTING TECHNOLOGY

The Fording Group provides computer hardware, software, Internet, e-mail and external data communications to its trustees, directors, officers and employees. The use of computers and telecommunications technology has become a prevalent and standard business practice, and all officers and employees must exercise the same discretion as when using other business tools such as office telephones and facilities. Users are expected to efficiently and securely utilize these tools for business purposes, while protecting corporate data and information and exercising appropriate business conduct at all times.

Computing is for Fording Group business purposes and personal commercial uses are forbidden. Users will not create or transmit any unsolicited commercial, advertising or recreational material, or use any system resources for political activities or to advance the interests of any party other than the Fording Group.

The Fording Group’s computers and Internet connections are intended to be used for business purposes. Users will not create, access or transmit any material, data, text, audio or images, or material that is capable of being converted, which is offensive, obscene, indecent, libellous, slanderous, harassing, annoying or defamatory. Users are expected to discourage others from transmitting such information to their Internet address. Users must comply with all laws including those with respect to all forms of intellectual property rights, trademarks, copyrights and harassment.

Users must use facilities efficiently, minimize unnecessary messages to others, and refrain from activity that will jeopardize the normal business operation of the system.

All Internet use by the Fording Group’s officers and employees is subject to periodic audit by authorized Fording Group personnel.

The Fording Group has developed a Computer and Telecommunications Technology Policy regarding breaches of security and non-compliance that is included in the Fording Policy Manual or available from an employee’s supervisor. Any suspected security breach or incident must be reported immediately to the Information Systems Department. Non-compliance with the Computer and Telecommunications Technology Policy will be referred to an appropriate officer of the Fording Group.

SECTION P

IMPROPER INFLUENCE ON CONDUCT OF AUDITS

No trustee, director, officer or employee shall fraudulently influence, coerce, manipulate or mislead any internal auditor or any independent public or certified accountant engaged in the performance of an audit of the financial statements for the purpose of rendering such financial statements materially misleading.

The honesty and integrity of those who represent the Fording Group must underlie all of the Fording Group’s relationships, including those with securityholders, customers, suppliers, governments, regulators, professional service providers and others. The integrity of the Fording Group’s financial reporting is of particular importance as the Trust’s securityholders rely on the Fording Group to provide complete, accurate and timely information. The dissemination of financial statements that contain materially misleading information can have serious legal consequences for both the Fording Group and individuals involved.

SECTION Q

DUTY TO REPORT

Every trustee, director, officer and employee has a duty to adhere to this Code and all applicable policies and to immediately report to his or her superior or the Audit Committee of Fording (GP) ULC or the Trust any suspected violations.

Anyone may report questionable accounting or auditing matters on an anonymous basis by addressing a written submission to the Chair of the Audit Committee of Fording (GP) ULC or the Trust and delivering such submission by prepaid first class mail, by courier service or other personal method of delivery. Reports concerning environmental, health and safety matters may also be made on an anonymous basis by addressing a written submission to the Chair of the Environmental, Health & Safety Committee of Fording (GP) ULC and delivering such submission by prepaid first class mail, by courier service or other personal method of delivery. Employees may also communicate complaints or concerns regarding suspected violations or failures to comply with the law or this Code on a confidential or anonymous basis by using Fording Group’s — Whistleblower Hotline or web form available via a hyperlink from Fording Group’s website to a confidential website. Both of these services are managed by an independent outside service provider. For further information on the Whistleblower Hotline, the web form or other reports related to this Code, employees should refer to Fording Group’s Whistleblower Policy. The Policy is included in the Fording Policy Manual or available from an employee’s supervisor.

The Fording Group will not permit any form of retaliation against an individual who has truthfully and in good faith:

•	reported violations of this Code in accordance with this Section;

•
lawfully provided information or assistance in an investigation regarding any conduct which the individual reasonably believes constitutes a violation of applicable securities laws or applicable laws relating to fraud against securityholders when the information or assistance is provided to or the investigation is conducted by a regulatory or law enforcement agency, a member of Parliament, the Senate or U.S. Congress or any committee thereof or a person with supervisory authority over employees or other persons working for the Fording Group with authority to investigate, discover or terminate misconduct;

•
filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable laws relating to fraud against securityholders; or

•	provided a law enforcement officer with truthful information regarding the commission or possible commission of an offence,

unless the individual reporting is one of the violators.

DISTRIBUTION OF THE CODE

Every trustee, director, officer and employee who has executive, managerial or supervisory responsibilities, or deals on behalf of the Fording Group with government officials or political parties or candidates, or who has access to confidential information, will be provided with a copy of this Code. To ensure a proper understanding of this Code, any questions pertaining to its application to the area of responsibility and jurisdiction of an employee will be explained by the employee’s supervisor.

At commencement of employment or term of office and at least every three years thereafter, each officer and employee shall be required to complete a prescribed form of acknowledgement, a record of which will be retained by the entity by which the officer or employee is employed, and which shall confirm that each such individual has completed the required form acknowledging having read or reread, as the case may be, the current version of this Code.

An employee who occupies a position as a chief executive officer or equivalent (other than the Chair of the Board/CEO of the Trust or Fording (GP) ULC) Chief Financial Officer, Vice President, treasurer, controller, senior financial officer or manager of the Fording Group (a “CEO” or “CFO”) shall also be required to comply with the Joint Code of Ethical Conduct for Financial Matters (“Code for Financial Matters”) attached to this Code as Schedule “A” and complete the prescribed form of acknowledgment annually.

In cases where an individual is engaged under contract to provide services to the Fording Group and that individual deals on behalf of the Fording Group with government officials or political parties or candidates, or has access to confidential information, such individual’s contract will, as part of its terms, require compliance with this Code and such individual will be provided with a copy of this Code and shall complete a prescribed form of acknowledgement, and in connection with the provision of service to the Fording Group, this Code shall apply to such individual in the same manner as it applies to trustees, directors, officers and employees.

Although the various matters dealt with in this Code do not cover the full spectrum of activities, they are indicative of the Fording Group’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from trustees, directors, officers and employees in all circumstances. This Code and the Fording Policy Manual are statements of goals and expectations for individual and business conduct. They are not intended to, and do not in any way constitute, an employment contract or an assurance of continued employment.

This Code does not supercede, change, alter or replace the existing policies and procedures already in place as stated in the Fording Policy Manual and communicated to officers and employees. Certain policies referred to herein are contained in their entirety in the Fording Policy Manual and reference should be made to the Fording Policy Manual for a copy of those policies and required reporting procedures. The Fording Policy Manual contains information that is proprietary and confidential, and the Fording Group hereby expressly denies waiving any right to assert claims that the contents of the Fording Policy Manual are proprietary and/or confidential.

The Code was originally published in June 2003 and replaced codes of business conduct with respect to predecessors of the Fording Group dating back to March 1979. This Code may be amended, modified or waived by joint action of the Board of Directors of Fording (GP) ULC and the Board of Trustees of the Trust. Waivers will be granted only in certain limited situations. Fording Group will publicly disclose any such waiver granted to an executive officer, director or trustee in accordance with applicable legislation. All amendments to this Code will also be publicly disclosed in accordance with applicable legislation. Waivers of the Code for Financial Matters shall not be permitted. Any change to the Code for Financial Matters must be disclosed promptly to securityholders of the Trust in both Canada and the U.S.

Dated: September 19, 2007

SCHEDULE “A”
CODE OF ETHICAL CONDUCT FOR FINANCIAL MATTERS

In my role as                                          of                                        ,

(Position)                         (Operation)

I recognize that CEOs and CFOs, or positions exercising similar functions, hold an important and elevated role in corporate governance and are uniquely capable and empowered to ensure that securityholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code for Financial Matters provides principles to which CEOs and CFOs are expected to adhere and advocate. The Code for Financial Matters embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Fording Group, the public and Trust securityholders.

I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	I provide securityholders of the Trust with information that is accurate, complete, objective, relevant, timely and understandable.

3.	I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.
I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6.	I share knowledge and maintain skills important and relevant to securityholders’ needs.

7.	I proactively promote ethical behavior as a responsible partner among peers in my work environment and community.

8.	I achieve responsible use of and control over all assets and resources employed or entrusted to me.

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